UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)


                         CONCENTRIC NETWORK CORPORATION
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                                (Name of Issuer)

                          Common Stock, par value $.001
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                         (Title of Class of Securities)

                                    20589R107
                    ----------------------------------------
                                 (CUSIP Number)

                              Wayne A. Wirtz, Esq.
                            SBC Communications, Inc.
                           175 E. Houston, 11th Floor
                            San Antonio, Texas 78205
                                 (210) 351-3736
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                October 19, 1998
                    ----------------------------------------
             (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


                         (Continued on following pages)














                              (Page 1 of 9 Pages)

--------------------                                       ---------------------
CUSIP NO.  20589R107                                       PAGE  2  OF 9 PAGES
--------------------                                       ---------------------
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 1.  NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     SBC Communications Inc.; 43-1301883
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 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A)  [  ]
                                                                      (B)  [X ]
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 3.  SEC USE ONLY

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 4.  SOURCE OF FUNDS
     WC
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 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
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                    7.  SOLE VOTING POWER
  NUMBER OF                    0
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8.  SHARED VOTING POWER
  OWNED BY              1,813,358 (See Item 4)
    EACH            ------------------------------------------------------------
 REPORTING          9.  SOLE DISPOSITIVE POWER
   PERSON                      0
    WITH            ------------------------------------------------------------
                    10. SHARED DISPOSITIVE POWER
                        1,813,358 (See Item 4)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,813,358
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                           [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.85% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     HC
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


--------------------                                       ---------------------
CUSIP NO.  20589R107                                       PAGE  3  OF  9 PAGES
--------------------                                       ---------------------
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Southwestern Bell Internet Services, Inc.; 74-2784856
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                      (A)  [  ]
                                                                      (B)  [X ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS
     AF
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
--------------------------------------------------------------------------------
                  7.  SOLE VOTING POWER
  NUMBER OF                  0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8.  SHARED VOTING POWER
  OWNED BY            1,813,358 (See Item 4)
    EACH          --------------------------------------------------------------
 REPORTING        9.  SOLE DISPOSITIVE POWER
   PERSON                    0
    WITH          --------------------------------------------------------------
                  10. SHARED DISPOSITIVE POWER
                      1,813,358 (See Item 4)
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON
     1,813,358
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES
                                                                           [  ]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     10.85% (See Item 5)
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
--------------------------------------------------------------------------------

               Item 1.  SECURITY AND ISSUER.

               This statement relates to the Common Stock $.001 par value (the "Common Stock"), of Concentric Network Corporation, a Delaware corporation (the "Issuer") with its principal executive offices at 10590 N. Tantau Avenue, Cupertino, California 95014.

               Item 2.  IDENTITY AND BACKGROUND.

(a) and (b)    Southwestern Bell Internet Services, Inc. is a Delaware
               corporation ("SBIS") and a direct wholly-owned subsidiary of SBC
               (as hereinafter defined), with its principal office and principal place of business at 1651 North Collins Boulevard, Richardson,
               Texas 75080.

               SBC Communications Inc. is a Delaware corporation ("SBC"), with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC.

               The name of each executive officer and director of SBC and SBIS are set forth in Exhibit 1 hereto and incorporated herein by reference. The business address of all of the individuals listed on Exhibit 1 is c/o The Vice President and Secretary, SBC Communications Inc., 175 E. Houston, 11th Floor, San Antonio, Texas 78205.

(c) SBC is a communications holding company whose subsidiaries are engaged principally in communications.

               SBIS is a provider of Internet access, consultative and connectivity services.

               The present principal occupation of each executive officer and director of SBC and SBW are set forth in Exhibit 1 hereto and incorporated herein by reference.

(d) During the last five years, neither SBIS or SBC nor, to the best of their knowledge, any of their directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither SBIS or SBC nor, to the best of their knowledge, any of their officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

(f) Each executive officer and director of SBC is a citizen of the United States except for director Carlos Slim Helu, a citizen of Mexico.

               Each executive officer and director of SBIS is a citizen of the United States.


               Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

               As more fully described in Item 4 below, pursuant to a Stock Purchase Agreement dated as of October 19, 1998 by and between SBIS and Issuer (the "Stock Purchase Agreement"), SBIS will pay $21,896,297.85 (subject to adjustment as described in Item 4) as consideration for 906,679 shares of Common Stock of the Issuer (the "Common Stock") and 906,679 warrants to purchase common stock of the Issuer (the "Warrants") each described in this Schedule 13D. The funds used to purchase the Common Stock and the Warrants will come from working capital funds of SBC. The source of funds, if any, that SBIS will use to pay the exercise price under the Warrants (as hereinafter defined) will be determined at the time of such exercise.

               Item 4.  PURPOSE OF THE TRANSACTION.

               The purchase by SBIS of the Common Stock and the issuance by the Issuer to SBIS of the Warrants will be effected in connection with the commencement of a strategic business relationship between SBIS and certain of its Affiliates, on the one hand, and the Issuer, on the other hand. "Affiliate" means any person that directly or indirectly, through one or more intermediaries, has control of or is controlled by, or is under common control with, the person specified.

               SBIS intends to continue to review its investment in the Issuer on an ongoing basis and based upon the results of such review, market and general economic conditions, regulatory approvals and other regulatory conditions and other factors SBIS deems relevant, may seek to modify its investment in the Issuer through any available means permitted by the Stock Purchase Agreement and Warrants including, without limitation, increases or decreases in its investment through open market purchases or sales or privately negotiated transactions or actions of the type enumerated in clauses (a) through
(j) of Item 4 of Schedule 13D. Except as set forth herein, and subject to the foregoing, SBIS has no current plans or proposals that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

               A.  STOCK PURCHASE AGREEMENT

               On October 19, 1998, Issuer and SBIS entered into the Stock Purchase Agreement pursuant to which Issuer will sell to SBIS 906,679 shares of Common Stock and 906,679 Warrants (as described below) in exchange for $21,896,297.85 in cash. The amount of Common Stock to be issued will be reduced by the amount of any Common Stock purchased by SBIS on the open market, and the purchase price will be reduced by $24.15 for each such share. The consummation of the Stock Purchase Agreement (the "Closing") will take place on the later of November 18, 1998 or five days after the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

               The Stock Purchase Agreement provides that shares of Common Stock purchased pursuant to the Stock Purchase Agreement or issued upon exercise of the Warrants, and the Warrants themselves, are not transferable other than (i) to the Issuer; (ii) to any Affiliate of SBIS; (iii) after the one-year anniversary of the Closing, in compliance with Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"); (iv) pursuant to a rights offering, dividend or other pro rata distribution to the stockholders of SBIS; (v) after the one-year anniversary of the Closing, in private placement transactions exempt from the registration requirements of the Securities Act; or (vi) in response to a bona fide public tender offer or exchange offer subject to Regulation 14D or Rule 13e-3 promulgated under the Securities Exchange Act of 1934, as amended, which is made by or on behalf of the Issuer. In the event of a proposed transfer pursuant to (v) above to certain limited persons and in amounts over certain volume limitations, SBIS must provide prior written notice of such transfer, and such transfer shall be subject to the Issuer's right of first refusal, within five days of receipt of the notice, to purchase all (but not less than all) of the shares of Common Stock or Warrants specified in the notice at a price equal to that to be paid by the third party.

               B.  WARRANTS

               Pursuant to the Stock Purchase Agreement, the Issuer will issue to SBIS 906,679 Warrants to purchase Common Stock. Each Warrant entitles the holder thereof to purchase one share of Common Stock, subject to adjustment in certain circumstances to prevent dilution. The Warrants are exercisable at $21.00 per share of Common Stock subject to adjustment to account for adjustments made in the number of shares of Common Stock that may be purchased upon exercise of such Warrants. Warrants may be exercised for cash or, at the option of the holder thereof, without any cash payment, for that number of shares of Common Stock that reflects the difference between (i) the current market value of a share of Common Stock and (ii) the exercise price per share of Common Stock under such Warrant. The Warrants are subject to the transfer restrictions described above.

               Prior to receipt of Regulatory Relief, the Warrants will be exercisable by the holder thereof only to the extent that doing so is consistent with the Communications Act of 1934, as amended by The Telecommunications Act of 1996. Warrants may not be transferred unless registered under the Securities Act of 1933, as amended, or an exemption from the registration requirements of such act applies. The Warrants will expire on the third anniversary of the consummation of the Stock
Purchase Agreement.

               The foregoing descriptions of the documents listed in Item 7 and filed as exhibits hereto are qualified in their entirety by the complete texts of such documents.

               Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) The total number of shares of Common Stock that SBIS would beneficially own upon Stock is 906,679, which represents 5.4% of the outstanding shares of Common Stock of the Issuer. The total number of shares of Common Stock that SBIS would beneficially own upon exercise of the 906,679 Warrants that it holds is 906,678 which represents 5.4% of the total outstanding shares of Common Stock. Assuming issuance of the Common Stock and exercise of the Warrants, the total number of shares of outstanding Common Stock that SBW would beneficially own would be 1,813,358 representing 10.85% of the outstanding shares of Common Stock. The foregoing calculations are (i) based on the 14,899,822 shares of the Common Stock of the Issuer outstanding as of October 19, 1998 and (ii) assume that the shares of Common Stock to be issued pursuant to the Stock Purchase Agreement or exercise of the Warrants or both, as the case may be, are issued and outstanding at the time of such calculation. The Stock and Warrants beneficially owned by SBC are to be owned by and registered in the name of SBIS.

(b) SBC and SBIS share the power to vote and to dispose of the Common Stock and the power to dispose of the Warrants. The shares of Common Stock beneficially owned by SBIS are subject to certain transfer restrictions described more fully in Item 4 of this Schedule 13D.

(c) No transactions in the Common Stock were effected by SBC or SBIS in the past sixty days.

(d)       None.

(e)       Not applicable.

              Item 6.   CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR
                        RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
                        ISSUER.

              Other than the Stock Purchase Agreement and the provisions of the Warrants (each as described in Item 4), there are no contracts, arrangements, understandings or relationships between SBC and SBIS, or among SBC, SBIS and any other person with respect to securities of the Issuer.

              Item 7.    MATERIAL TO BE FILED AS EXHIBITS.

              Exhibit 1 Identity of Executive Officers and Directors of SBC and SBIS

              Exhibit 2     Stock Purchase Agreement, dated as of
                            October 19, 1998, by and between Issuer and SBIS.

              Exhibit 3 Form of Warrant Certificate: Included as Exhibit A of Exhibit 2

              Exhibit 4     Joint Filing Agreement

                                   SIGNATURES


              After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       SBC COMMUNICATIONS INC.


                                       By:  /s/ Donald E. Kiernan
                                          --------------------------------------
                                           Donald E. Kiernan
                                           Senior Vice President,
                                             Treasurer and Chief
                                             Financial Officer




                                        SOUTHWESTERN BELL
                                        INTERNET SERVICES, INC.


                                        By:  /s/ Patrick J. Pascarella
                                           -------------------------------------
                                            Patrick J. Pascarella
                                            Secretary




Dated:  October 28, 1998